FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of March, 2002

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F    X               Form 40-F
                  ---------                    --------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                          No     X
             ---------                   ---------

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

         Contents:
               1.   Quarterly Report for the Quarter Ended September 30, 2001
               2.   Press Release dated February 11, 2002
               3.   Press Release dated February 7, 2002



         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737 and 333-61260) and on Form F-3 (No. 333-7526 and No.
333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended September 30, 2001

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                            N/A
(Country of Incorporation)                  (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code:  (852) 2693 2238


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes  x    No
                                             -----    -----


         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

               Class                            Outstanding at December 31, 2001
---------------------------------------         --------------------------------
Common Stock, par value $0.01 per share                     17,646,740




------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                        QUARTER ENDED SEPTEMBER 30, 2001



                                ITEMS IN FORM 6-K

                                                                            Page
                                                                            ----

PART I         FINANCIAL INFORMATION

     Item 1   Condensed    Consolidated    Balance    Sheets                   6
              September  30, 2001  (unaudited)  and December
              31, 2000

              Condensed    Consolidated     Statements    of                   7
              Operations for the Nine Months Ended September
              30, 2001 (unaudited) and 2000 (unaudited)

              Condensed    Consolidated     Statements    of                   8
              Shareholders' Equity (unaudited)

              Condensed Consolidated Statement of Cash Flows                   9
              for the Nine Months Ended  September  30, 2001
              (unaudited) & September 30, 2000 (unaudited)

              Notes to the Consolidated Financial Statements                  10
              (unaudited)

     Item 2   Management's   Discussion   and   Analysis  of                  28
              Financial  Condition  and Results of Operation

     Item 3   Quantitative and Qualitative Disclosures About                  30
              Market Risk


PART II       OTHER INFORMATION

     Item 1   Legal Proceedings                                               31

     Item 2   Changes in Securities and Use of Proceeds                       31

     Item 3   Defaults Upon Senior Securities                                 31

     Item 4   Submission of Matters to a Vote of Security Holders             31

     Item 5   Other Information                                               31

     Item 6   Exhibits and Reports on Form 8-K                                31

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this report regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. These risks include those set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item 3. Key Information
- Risk Factors" in such report on Form 20-F. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                         PART I -- FINANCIAL INFORMATION



Item 1.  Financial Statements

                              RADICA GAMES LIMITED

                                    FORM 6-K

         The accompanying consolidated financial statements have been prepared by the Company, without audit or review, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

         These consolidated financial statements should be read in conjunction with the consolidated financial statements, accounting policies and notes included in the Form 20F for the year ended December 31, 2000 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading and to provide the reader with the necessary information to make an informed decision with regards to the company's interim results and financial position.

                                              RADICA GAMES LIMITED
                                           CONSOLIDATED BALANCE SHEETS

                                      ASSETS
(US dollars in thousands, except share data)                                       September 30,    December 31,
                                                                                   -------------    ------------
                                                                                       2001             2000
                                                                                   -------------    ------------
                                                                                  (unaudited)
     Current assets:
     Cash and cash equivalents
     (Pledged deposits of $8,955 in 2001 and $11,139 in 2000)                        $ 20,966           $ 23,097
     Accounts receivable, net of allowances for doubtful accounts
     of $2,703 ($2,073 at Dec. 31, 2000)                                               20,190             25,931
     Inventories, net of provision of $3,756 ($5,788 at Dec. 31, 2000)                 22,380             13,971
     Prepaid expenses and other current assets                                          2,760              1,574
     Income taxes receivable                                                            3,970              4,277
     Deferred income taxes                                                                223                223
                                                                                     --------           --------

     Total current assets                                                              70,489             69,073
                                                                                     --------           --------

     Property, plant and equipment, net                                                16,846             17,975
                                                                                     --------           --------

     Intangible assets, net of accumulated amortization of $8,013
     ($6,976 at Dec. 31, 2000)                                                         10,316             11,353
                                                                                     --------           --------

     Deferred income taxes, noncurrent                                                    993                993
                                                                                     --------           --------

             Total assets                                                            $ 98,644           $ 99,394
                                                                                     ========           ========

                            LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities:
     Short-term borrowings                                                           $  1,814           $  3,780
     Current portion of long-term debt                                                  3,648              3,648
     Accounts payable                                                                  15,147              7,077
     Accrued warranty expenses                                                          1,050                950
     Accrued payroll and employee benefits                                              1,080                950
     Other accrued liabilities                                                          8,771              9,834
     Income taxes payable                                                                 287                215
     Deferred income taxes                                                                 79                 79
                                                                                     --------           --------

             Total current liabilities                                                 31,876             26,533
                                                                                     --------           --------

     Long-term debt                                                                     2,737              5,473
                                                                                     --------           --------

             Total liabilities                                                         34,613             32,006
                                                                                     --------           --------

     Shareholders' equity:
     Common stock
     par value $0.01 each, 100,000,000 shares authorized,
     17,633,225 shares issued and outstanding (17,564,297 at Dec. 31, 2000)               176                176
     Additional paid-in capital                                                         1,525              1,188
     Warrants to acquire common stock                                                     445                667
     Retained earnings                                                                 62,036             65,386
     Accumulated other comprehensive loss                                                (151)               (29)
                                                                                     --------           --------

            Total shareholders' equity                                                 64,031             67,388
                                                                                     --------           --------

            Total liabilities and shareholders' equity                               $ 98,644           $ 99,394
                                                                                     ========           ========

                       See accompanying notes to the consolidated financial statements.

                                                        RADICA GAMES LIMITED
                                               CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands,                                    Three months ended September 30,       Nine months ended September 30,
                                                           ------------------------------------    --------------------------------
    except per share data)                                         2001               2000*             2001                2000*
                                                           -----------------  ---------------      -------------      -------------
                                                               (unaudited)        (unaudited)       (unaudited)        (unaudited)

Revenues:
Net sales                                                     $     37,233       $     41,200       $     59,301       $     71,663
Cost of sales                                                      (23,259)           (27,399)           (38,597)           (59,349)
                                                              ------------       ------------       ------------       ------------
Gross profit                                                        13,974             13,801             20,704             12,314
                                                              ------------       ------------       ------------       ------------

Operating expenses:
Selling, general and administrative expenses                        (7,306)            (7,335)           (16,748)           (20,140)
Research and development                                            (1,467)            (1,358)            (4,228)            (4,182)
Depreciation and amortization                                       (1,021)            (1,399)            (3,035)            (4,127)
Restructuring charge                                                  --                 --                 --               (1,369)
                                                              ------------       ------------       ------------       ------------
 Total operating expenses                                           (9,794)           (10,092)           (24,011)           (29,818)
                                                              ------------       ------------       ------------       ------------

Operating profit (loss)                                              4,180              3,709             (3,307)           (17,504)

Other (loss) income                                                     (6)               155                 18                650

Net interest income                                                     41                 78                118                556
                                                              ------------       ------------       ------------       ------------

Profit (loss) before income taxes                                    4,215              3,942             (3,171)           (16,298)

(Provision) credit for income taxes                                   (106)               (78)              (179)               614
                                                              ------------       ------------       ------------       ------------

Net profit (loss)                                             $      4,109       $      3,864       $     (3,350)      $    (15,684)
                                                              ============       ============       ============       ============

Earnings (loss) per share - basic:

Net earnings (loss) per share                                 $       0.23       $       0.22       $      (0.19)      $      (0.89)
                                                              ============       ============       ============       ============

Weighted average number of shares                               17,628,216         17,639,400         17,602,694         17,624,297
                                                              ============       ============       ============       ============

Earnings (loss) per share - assuming dilution:

Net earnings (loss) per share and
  dilutive potential common stock                             $       0.23       $       0.22       $      (0.19)      $      (0.89)
                                                              ============       ============       ============       ============

Weighted average number of shares and dilutive
   potential common stock used in computation                   18,250,229         17,937,229         17,602,694         17,624,297
                                                              ============       ============       ============       ============


* Restated to conform with 2001 presentation.

                                  See accompanying notes to the consolidated financial statements.

                                        7

                                                        RADICA GAMES LIMITED
                                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                     (US dollars in thousands)
                                                            (unaudited)

                                        Common stock
                                        ------------                                                                   Accumulated
                                                              Additional     Warrants                    other            Total
                                     Number                    paid-in      to acquire      Retained   comprehensive   shareholders'
                                   of shares      Amount       capital     common stock     earnings   income (loss)      equity
                                  ----------    ----------    ----------   ------------    ----------  -------------   ------------

Balance at December 31, 2000      17,564,297    $      176    $    1,188    $      667     $   65,386     $      (29)    $   67,388
Issuance of stock                      5,731          --              17          --             --             --               17
Stock options exercised               63,197          --              98          --             --             --               98
Expiration of warrants                  --            --             222          (222)          --             --             --
Net loss                                --            --            --            --           (3,350)          --           (3,350)
Foreign currency translation            --            --            --            --             --             (122)          (122)
                                  ----------    ----------    ----------    ----------     ----------     ----------     ----------

Balance at September 30, 2001     17,633,225    $      176    $    1,525    $      445     $   62,036     $     (151)    $   64,031
                                  ==========    ==========    ==========    ==========     ==========     ==========     ==========

                                  See accompanying notes to the consolidated financial statements.

                                    RADICA GAMES LIMITED
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (US dollars in thousands)

                                                                Nine months ended September 30,
                                                                -------------------------------
                                                                      2001           2000
                                                                --------------  ---------------
                                                                  (unaudited)     (unaudited)
Cash flow from operating activities:
Net loss                                                             $ (3,350)    $(15,684)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation                                                          1,998        1,937
  Amortization                                                          1,037        2,190
  Decrease of goodwill resulting from adjusted acquisition price         --          1,384
  Loss on disposal and write off of property, plant and equipment          66           19
  Loan notes forfeited                                                   --         (1,399)
  Changes in assets and liabilities:
    Accounts receivable                                                 5,741        3,860
    Inventories                                                        (8,409)       3,214
    Prepaid expenses and other current assets                          (1,186)       1,679
    Accounts payable                                                    8,070          689
    Accrued payroll and employee benefits                                 130       (1,993)
    Commissions payable                                                  (267)         359
    Accrued advertising expenses                                          (85)        (105)
    Accrued sales expenses                                                (17)       1,512
    Accrued warranty expenses                                             100         --
    Accrued licenses and royalities                                      (260)        --
    Other accrued expenses                                               (435)        (981)
    Income taxes                                                          380        1,327
                                                                     --------     --------

Net cash provided by (used in) operating activities                     3,513       (1,992)
                                                                     --------     --------

Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                  $     49     $     44
Purchase of property, plant and equipment                                (984)      (2,925)
Purchase of intangible assets                                            --         (1,260)
                                                                     --------     --------

Net cash used in investing activities                                    (935)      (4,141)
                                                                     --------     --------

Cash flow from financing activities:
(Decrease) increase in short-term borrowings                         $ (1,966)    $  1,516
Funds from issuance of stock                                              115           15
Funds from stock options exercised                                       --             80
Proceeds from bank loan                                                  --         10,945
Repayment of long-term debt                                            (2,736)     (11,858)
Repurchase of common stock                                               --           (356)
                                                                     --------     --------

Net cash (used in) provided by financing activities                    (4,587)         342
                                                                     --------     --------

Effect of currency exchange rate change                                  (122)        --
                                                                     --------     --------

Net decrease in cash and cash equivalents                              (2,131)      (5,791)

Cash and cash equivalents:
  Beginning of period                                                  23,097       32,159
                                                                     --------     --------

  End of period                                                      $ 20,966     $ 26,368
                                                                     ========     ========

Supplementary disclosures of cash flow information:
Cash paid during the period:
  Interest                                                           $    507     $    508
  Income taxes                                                       $   --       $   --

              See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company designs, develops, manufactures and markets a diverse line of electronic entertainment devices including handheld and tabletop games, high-tech toys and video game accessories.

     The accompanying 2000 and 2001 unaudited interim condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to prevent the information presented from being misleading. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Form 20-F, which contains financial information for the years ended December 31, 1998, 1999 and 2000.

     The information provided in this report reflects all adjustments (consisting solely of normal recurring accruals) that are, in the opinion of management, necessary to present fairly the results of operations for this period. The results for this period are not necessarily indicative of the results to be expected for the full year.

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash in bank accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market value. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the useful life of the related asset or the term of the lease, whichever is shorter.

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired ("goodwill"). Intangible assets also represent cost allocated to brand names and sublicensing rights. Such assets are amortized on a straight-line basis over the estimated benefit period, but not to exceed 20 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value.

     Revenue recognition - Revenues are generally recognized as sales when merchandise is shipped. The Company does have consignment agreements with certain European distributors and records these shipments as sales upon confirmation of sell-through by the distributor. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

     Investments - Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the taxable basis of assets and liabilities and the financial reporting amounts at each period end using rates currently in effect. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not likely.

     Advertising - The production costs of advertising are expensed as incurred. The cost of communicating advertising is expensed by the Company at the date the invoice is received or the first time that the advertising takes place, whichever comes first. In addition, the Company offers discounts to customers who advertise Radica products. These Co-op advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Advertising expense was $2,189 and $3,192 for the nine months ended September 30, 2001 and 2000, respectively.

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Foreign currency translation - Assets and liabilities of foreign currency are translated into US dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses in foreign currencies are translated into US dollars using average rates of exchange prevailing during each reporting period. The gains and losses resulting from translation adjustments are reported in stockholders' equity in the consolidated balance sheet caption "Accumulated other comprehensive loss". Currency transaction gains and losses are recognized in operations.

     Mold costs - The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction.

     Post-retirement and post-employment benefits - The Company does not provide post-retirement benefits other than pensions to employees and post-employment benefits are immaterial. The Company defines pensions as certain defined contribution arrangements with employees. Expenses are recognized as incurred.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock-based compensation - The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Pro forma information regarding net income (loss) and net income (loss) per share is disclosed as required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

     Earnings (loss) per share - Earnings (loss) per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss making periods as their inclusion would have been anti-dilutive.

     Comprehensive income (loss) - Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded directly as an adjustment to stockholders' equity. The Company's other comprehensive income (loss) represented foreign currency translation adjustments.

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                (US dollars in thousands, except per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates. Differences from those estimates are recorded in the period they become known.

     Recent Accounting Pronouncements - In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 is effective for business combinations initiated after June 30, 2001. SFAS 141 requires that all business combinations completed after its adoption be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 will be effective for the Company on January 1, 2002 and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Upon adoption of SFAS 142, goodwill and certain other intangible assets will no longer be amortized and will be tested for impairment at least annually at the reporting unit level.

     Based on current levels of amortization expense, the Company estimates that the elimination of amortization expense will positively impact net income by approximately $800 or $0.04 per common share (diluted), on an annual basis, assuming no impairment charges are necessary.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                         September 30,         December 31,
                                             2001                 2000
                                      ------------------   -------------------

     Raw materials                              $ 6,462               $ 2,643
     Work in progress                             3,958                 3,138
     Finished goods                              11,960                 8,190
                                      ------------------   -------------------
                                               $ 22,380              $ 13,971
                                      ==================   ===================

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                          September 30,         December 31,
                                              2001                  2000
                                        ------------------   -------------------

     Land and buildings                          $ 13,373              $ 12,296
     Plant and machinery                            7,264                 6,853
     Furniture and equipment                        7,556                 7,328
     Leasehold improvements                         2,794                 2,727
     Construction in progress                           -                 1,079
                                        ------------------   -------------------
          Total                                  $ 30,987              $ 30,283
     Less: Accumulated depreciation
       and amortization                           (14,141)              (12,308)
                                        ------------------   -------------------
          Total                                  $ 16,846              $ 17,975
                                        ==================   ===================


5.   INTANGIBLE ASSETS

     As of September 30, 2001, intangible assets primarily related to the excess of purchase price over the estimated fair value of net assets acquired in respect of the acquisition of Leda Media Products Limited, now called Radica U.K. Limited ("Radica UK"). During 2000, the Company entered into a licensing agreement with Shinsedai Co., Ltd. ("SSD") for the rights to use their patented XaviX(TM) technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX(TM) technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260 has been recorded as an intangible asset, which is being amortized on a straight-line basis over a three year period.

     During 1999, warrants to acquire 375,000 shares of the Company's common stock were granted to Electronic Arts ("EA") upon signing of a worldwide licensing agreement. A total of $667 was recorded as an intangible asset based on the fair value of the warrant. As of December 31, 2000, based upon estimated future cash flows that the asset is expected to generate, the Company recognized an impairment provision and revised the estimated useful lives of this intangible asset. As of September 30, 2001, an asset of $41 remained to be fully amortized in 2001.

     Amortization expense of intangible assets was $1,037 and $2,190 for the nine months ended September 30, 2001 and 2000, respectively.

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

6.   SHORT-TERM BORROWINGS

     As of September 30, 2001, the Company had line-of-credit agreements with various banks that provided for borrowings of up to approximately $4,600, including amounts available for uncommitted credit facilities, the issuance of letters of credit and foreign currency exchange activity. Substantially all of the short-term borrowings outstanding as of September 30, 2001 and as of December 31, 2000 represent borrowings made under these lines of credit. The weighted average interest rate of the outstanding borrowing was approximately 5.85% percent for the quarter ended September 30, 2001.

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                               September 30,     December 31,
                                                   2001              2000
                                               -------------     ------------

     Accrued advertising expenses                  $1,299          $1,384
     Accrued license and royalties                  2,137           2,397
     Accrued sales expenses                         2,816           2,833
     Commissions payable                              230             497
     Other accrued expenses                         2,289           2,723
                                               -------------     ------------
          Total                                    $8,771          $9,834
                                               =============     ============

8.   INCOME TAXES

     The components of loss before income taxes are as follows:

                          Nine months ended September 30,
                          -------------------------------
                             2001                2000
                          ----------          -----------

     United States          $ (2,720)          $(11,581)
     International              (451)            (4,717)
                          ----------          -----------
                            $ (3,171)          $(16,298)
                          ==========          ===========

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the 2001 effective tax rate was 12%.

     The provisions (credit) for income taxes consist of the following:

                                               Nine months ended September 30,
                                               -------------------------------
                                                    2001           2000
                                               -------------   ---------------
     Current:
     US federal and state                           $  56          $  55
     International                                    123           (669)
                                               -------------   ---------------
     Total income taxes provision (credit)          $ 179          $(614)
                                               =============   ===============


     A  reconciliation   between  income  tax  expense   (benefit)  and  amounts
     calculated using the US statutory rate of 34 percent is as follows:

                                                                Nine months
                                                            ended September 30,
                                                           ---------------------
                                                            2001          2000
                                                           -------       -------

     Tax benefit at the US statutory rate                  $(1,078)     $(5,541)
     International tax effect, net                            (737)      (2,739)
     Accounting losses for which
     deferred income tax cannot be recognized                 --          3,109
     Tax losses carried forward, not tax effected            1,833        4,237
     Other, net                                                161          320
                                                           -------      -------
     Income tax expense (benefit)                          $   179      $  (614)
                                                           =======      =======

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective recorded amounts for financial statement purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                  September 30,     December 31,
                                                     2001                2000
                                                  -------------     ------------
     Deferred tax assets (liabilities):
     Excess of tax over financial reporting
       depreciation                                  $   (79)          $   (79)
     Net operating loss                                7,339             4,852
     Bad debt allowance                                  399               561
     Advertising allowances                              396               435
     Inventory obsolescence reserve                      379               903
     Accrued sales adjustments and returns             1,038               967
     Other                                               776               776
                                                  -------------     ------------
                                                      10,248             8,415
     Valuation allowance                              (9,111)           (7,278)
                                                  -------------     ------------
                                                     $ 1,137           $ 1,137
                                                  =============     ============


9.   LONG-TERM DEBT

     On June 24, 1999, the Company entered into a $12,345 guaranteed loan agreement with the vendors as part of financing of the Radica UK acquisition. Interest on the loan notes was based on US$ LIBOR minus 130 basis points. In June 2000, the Company entered a new agreement with one of its banks. The new agreement provided for converting the guaranteed loan into a three-year term loan, and used the proceeds to retire and pay back the outstanding guaranteed loan notes in full. The Company has borrowed $6,385 under the new loan agreement as of September 30, 2001, which bears interest at the three month Singapore Interbank Offered Rate ("SIBOR") plus 2% (4.55% at September 30, 2001). The agreement requires quarterly principal and interest payments and matures in June 2003. Additionally, the Company has a revolving loan with the bank, which permits borrowings of up to $2,000. This revolving loan bears interest at the three month SIBOR plus 2.5%. At September 30, 2001, no amount was outstanding on this revolving loan.

     The term loan and revolving loan are secured by certain properties and deposits of the Company. The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio, and other financial ratios.

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

9.   LONG-TERM DEBT (Continued)

     Long-term debts are as follows:

                                 September 30,      December 31,
                                    2001               2000
                                 -------------      ------------

     Term loan payable              $ 6,385           $ 9,121
     Less: Current portion           (3,648)           (3,648)
                                 -------------      ------------

                                    $ 2,737           $ 5,473
                                 =============      ============

     The annual principal maturities of the long-term debts are as follows:

                                       September 30,
                                           2001
                                       -------------

     2001                                 $   912
     2002                                   3,648
     2003                                   1,825
                                       -------------
                                          $ 6,385
                                       =============

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
           (US dollars in thousands, except share and per share data)

10.  EARNINGS PER SHARE

     The  following  information  shows the numbers used in  computing  earnings
     (loss) per share and the effect on income (loss) and the weighted average number of shares of dilutive potential common stock:

                                              Three months ended September 30,
                                              ----------------------------------
                                                  2001                 2000
                                              -----------          -------------
     Numerator for basic and diluted
       earnings per share:
       Net income                             $     4,109          $     3,864
                                              ===========          ===========

     Denominator:
       Denominator for basic
          earnings per share                   17,628,216           17,639,400
       Effect of dilutive options                 622,013              297,829
                                              -----------          -----------
       Denominator for diluted
          earnings per share                   18,250,229           17,937,229
                                              ===========          ===========

     Basic earnings per share:                $      0.23          $      0.22
                                              ===========          ===========

     Diluted earnings per share:              $      0.23          $      0.22
                                              ===========          ===========

     Options and warrants on 566,200 and 2,062,600 shares of common stock for the three months ended September 30, 2001 and 2000, respectively were not included in computing diluted loss per share since their effects were antidilutive.

                                                                Nine months ended September 30,
                                                               ---------------------------------
                                                                   2001                  2000
                                                               ----------           ------------
     Numerator for basic and diluted loss per share:
       Net loss                                                $   (3,350)          $    (15,684)
                                                               ==========           ============

     Denominator for basic and diluted loss per share          17,602,694             17,624,297
                                                               ==========           ============

     Basic and diluted loss per share:                         $    (0.19)          $      (0.89)
                                                               ==========           ============

     Options and warrants on 2,431,033 and 2,638,800 shares of common stock for the nine months ended September 30, 2001 and 2000, respectively were not included in computing diluted loss per share since their effects were antidilutive.

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
           (US dollars in thousands, except share and per share data)

11.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan for employees and non-employee directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997, 1998, the meeting of the Board of Directors in June 1999 and the annual shareholders meeting in May 2000, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000, 60,000 and 840,000, respectively. At September 30, 2001, the Stock Option Plan's aggregate common stock were 3,700,000 shares available for options. Options to employees are generally exercisable over three to five years from the date of grant and vest, or are exercisable, in equal installments, the period beginning one year after the date of grant unless otherwise provided. Options granted to employees under the stock option plan must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to non-employee directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each non-employee director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

     Option activity for the nine months ended September 30, 2001:-

                                                               Weighted average
                                                Number          exercise price
                                              of shares            per share
                                              ---------            ---------
                                            (in thousands)

     Outstanding at December 31, 2000            2,354           $    5.81
     Options granted                               451                2.55
     Options cancelled                            (561)              10.82
     Options exercised                             (63)               1.56
                                                ------
     Outstanding at September 30, 2001           2,181           $    3.98
                                                ======

     Exercisable at September 30, 2001           1,094           $    4.83

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
           (US dollars in thousands, except share and per share data)

11.  STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of September 30, 2001:

                                                   Options outstanding                         Options exercisable
                           -----------------------------------------------------------   -----------------------------
                                                                   Weighted average
                                              Weighted average       remaining                        Weighted average
      Exercise                  Number         exercise price         contractual          Number       exercise price
      price range              of shares          per share          life (years)        of shares       per share
      -----------              ---------          ---------          ------------        ----------       ---------
                            (in thousands)                                             (in thousands)
     $ 1.090 to 2.000              656          $    1.43                 5.95               412          $    1.31
     $ 2.001 to 4.000            1,221               3.04                 8.15               441               3.25
     $ 4.001 to 6.000                9               4.44                 8.44                 2               5.00
     $ 6.001 to 8.000               35               6.86                 5.89                27               6.89
     $ 8.001 to 10.000              18               8.89                 7.28                 9               9.00
     $ 10.001 to 12.000             20              10.65                 7.75                20              10.65
     $ 12.001 to 14.000             62              12.58                 7.50                61              12.67
     $ 14.001 to 16.000             62              14.18                 7.11                26              14.23
     $ 16.001 to 18.000             63              16.81                 6.92                63              16.81
     $ 18.001 to 20.000             35              18.89                 6.51                33              18.82
                            --------------                                             --------------
                                 2,181          $    3.98                 7.33             1,094          $    4.83
                            ==============                                             ==============

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair values of stock options at date of grant were $1.20 and $1.67 per share for the nine months ended September 30, 2001 and 2000, respectively. The values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                 Nine months ended September 30,
                                                 -------------------------------
                                                      2001            2000
                                                 --------------  ---------------
     Expected life of options                       4 years         5 years
     Risk-free interest rate                         5.0%            6.0%
     Expected volatility of underlying stock          55%             58%
     Dividends                                         0%              0%

     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
           (US dollars in thousands, except share and per share data)

11.  STOCK OPTIONS (Continued)

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been adjusted to the pro forma amounts as follows:

                                          Nine months ended September 30,
                                          -------------------------------
                                             2001                 2000
                                          -----------         -----------

     Pro forma net loss                   $   3,951           $   16,592
     Pro forma loss per share
          Basic                               (0.22)               (0.94)
          Diluted                             (0.22)               (0.94)

12.  WARRANTS

     During 1999, in connection with the EA worldwide  licensing  agreement (see
     Note 5 of the Notes to the Consolidated Financial Statements), the Company issued warrants to purchase 375,000 shares of the Company's common stock at various exercise prices. The first 125,000 warrants expired on June 1, 2001, with the remaining warrants expiring at January 1, 2002 and June 1, 2002. As of September 30, 2001, 250,000 warrants remained outstanding.

13.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is somewhat limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's games business had two customers which accounted for more than twenty-three percent and eleven percent of net sales for the nine months ended September 30, 2001 and two customers which accounted for more than twenty-one percent and sixteen percent for the nine months ended September 30, 2000. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

14.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, bank borrowings and warrants are reasonable estimates of their fair value.

15.  PLEDGE OF ASSETS

     At September 30, 2001, the Company's loan agreements and general banking facilities including overdraft and trade facilities were collateralized as follows:

                                       September 30,
                                            2001
                                       -------------

     Leasehold land and buildings          $  11,468
     Bank balances                             8,955
     Inventories, net                         12,939
                                       -------------
                                           $  33,362
                                       =============

16.  RETIREMENT PLAN

     In Hong Kong, the Company has both a mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $176 and $124 for the nine months ended September 30, 2001 and 2000, respectively.

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

17.  SEGMENT INFORMATION

     The Company has adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Prior to the acquisition of Radica UK, the Company historically operated in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. On June 24, 1999, the Company acquired Radica UK. Due to the distinct differences between the core products of Radica UK and the remainder of the Company, the Company has decided to operate and report on these product lines as two different business segments: Video Games Accessories ("VGA's"), which includes video game controllers and steering wheels and other accessories; and Games, which includes electronic and mechanical handheld and tabletop games.

     The Company evaluates the performance of its operating segments and allocates resources based on segment operating income before interest and income taxes, not including gains and losses associated with the Company's investments. The Company does not include inter-segment transfers for management reporting purposes. Certain expenses which are managed outside of the operating segments are excluded. These consist primarily of corporate and unallocated shared expenses, other income and expense items. Corporate and unallocated shared expenses consist primarily of certain costs related to business integration and other general and administrative expenses. Assets included in corporate and unallocated principally are cash and cash equivalents and certain raw materials for both segments. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

17.  SEGMENT INFORMATION (Continued)

     A summary of the Company's two business segments is set forth below.

                                                 Nine months ended September 30,
                                                 -------------------------------
                                                       2001              2000
                                                 ---------------    -----------
     Revenues from external customers
       Games                                         $ 51,776          $ 62,684
       VGA's                                            7,525             8,979
                                                     --------          --------
     Total revenues from external customers          $ 59,301          $ 71,663
                                                     ========          ========

     Depreciation and amortization
       Games                                         $  2,264          $  3,385
       VGA's                                              771               742
                                                     --------          --------
     Total depreciation and amortization             $  3,035          $  4,127
                                                     ========          ========

     Segment loss
       Games                                         $ (1,138)         $(10,835)
       VGA's                                           (2,151)           (6,019)
                                                     --------          --------
     Total segment loss                              $ (3,289)         $(16,854)

     Corporate and unallocated
       Interest income                                    628             1,064
       Interest expense                                  (510)             (508)
       (Provision) credit for income taxes               (179)              614
                                                     --------          --------
     Total consolidated net loss                     $ (3,350)         $(15,684)
                                                     ========          ========

     Capital expenditures
       Games                                         $    878          $    953
       VGA's                                              105               173
                                                     --------          --------
     Total capital expenditures                      $    983          $  1,126
                                                     ========          ========


                                                   September 30,    December 31,
                                                      2001              2000
                                                   -------------    ------------

     Segment assets
       Games                                          $56,115           $ 54,652
       VGA's                                           20,267             20,973
       Corporate and unallocated                       22,262             23,769
                                                   -------------    ------------

     Total consolidated assets                       $ 98,644           $ 99,394
                                                   =============    ============

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

17.  SEGMENT INFORMATION (Continued)

     Revenues from external customers by product category are summarized as follows:

                                                              Nine months
                                                            ended September 30,
                                                      --------------------------
                                                          2001           2000
                                                      ------------   -----------

     Handheld                                           $21,857          $31,112
     Play TV                                              9,561            5,890
     Girl Tech                                            7,855           10,550
     Original Design Manufacturing ("ODM") and
     Original Equipment Manufacturing ("OEM")            12,503           15,132
     VGA's                                                7,525            8,979
                                                      ------------   -----------
     Total net revenues                                 $59,301          $71,663
                                                      ============   ===========

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment, intangible assets and long-term investments:

                                                 Nine months ended September 30,
                                                 -------------------------------
                                                      2001             2000
                                                 -------------      -----------
     Net sales:
          United States and Canada                  $41,165          $59,105
          Asia Pacific and other countries            8,954            1,674
          Europe                                      9,182           10,884
                                                 -------------      -----------
                                                    $59,301          $71,663
                                                 =============      ===========

                                                 September 30,      December 31,
                                                     2001              2000
                                                 -------------      -----------
     Long-lived assets:
          United States and Canada                  $ 1,947          $ 2,689
          Asia Pacific and other countries           15,208           16,002
          Europe                                     10,007           10,637
                                                 -------------      -----------
                                                    $27,162          $29,328
                                                 =============      ===========

                              RADICA GAMES LIMITED

                       (QUARTER ENDED SEPTEMBER 30, 2001)
                            (US dollars in thousands)

18.  VALUATION AND QUALIFYING ACCOUNTS

                                                   Balance at                                             Balance at
                                                   beginning        Charged to         Deductions /          end of
                                                   of period         expenses          write-offs            period
                                                   ---------         --------          ----------            ------
     Nine months ended September 30, 2001
          Allowances for doubtful accounts          $  2,073          $  1,056           $   (426)          $  2,703
          Estimated customer returns                   1,494               874             (1,467)               901
          Provision for inventories                    5,788             1,210             (3,243)             3,755
                                                    --------          --------           --------           --------
                                                    $  9,355          $  3,140           $ (5,136)          $  7,359
                                                    ========          ========           ========           ========

     Nine months ended September 30, 2000
          Allowances for doubtful accounts          $    389          $  2,892           $ (1,021)          $  2,260
          Estimated customer returns                     624               524               (553)               595
          Provision for inventories                    2,339             5,966             (1,000)             7,305
                                                    --------          --------           --------           --------
                                                    $  3,352          $  9,382           $ (2,574)          $ 10,160
                                                    ========          ========           ========           ========

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


         The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000 as filed with the United States Securities and Exchange Commission.

RESULTS OF OPERATIONS -- QUARTER ENDED SEPTEMBER 30, 2001
COMPARED TO THE QUARTER ENDED SEPTEMBER 30, 2000

         The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:

                                                               Three months
                                                            ended September 30,
                                                            --------------------
                                                              2001        2000
                                                            --------    --------

     Net revenues                                            100.0%       100.0%
     Cost of sales                                            62.5%        66.5%
     Gross margin                                             37.5%        33.5%
     Selling, general and administrative expenses             19.6%        17.8%
     Research and development                                  3.9%         3.3%
     Depreciation and amortization                             2.8%         3.4%

     Operating profit                                         11.2%         9.0%
     Other income                                              0.0%         0.4%
     Interest income, net                                      0.1%         0.2%

     Income before income taxes                               11.3%         9.6%
     Provision for income taxes                                0.3%         0.2%

     Net income                                               11.0%         9.4%

         The Company's net profit for the third quarter of 2001 was $4.1 million or $0.23 per fully diluted share compared to $3.9 million or $0.22 per share for the third quarter of 2000, an increase of 6.4%.

         Net revenues for the quarter were $37.2 million compared to $41.2 million for the same period in 2000. Sales were negatively impacted by the September 11th tragedy and the downturn of the economy. In spite of these market conditions, sales of both the Play TV line and Gamester branded video game accessories grew significantly in comparison to the same quarter in last year.

         Gross margin for the quarter was 37.5% compared to 33.5% in the third quarter of 2000. This resulted from improved margins on all lines and a decrease of closeout product sales due to improved inventory control.

         Total operating expenses for the quarter dropped to $9.8 million from $10.1 million for the third quarter of 2000, due mainly to the completion of the amortization of the GirlTech goodwill.

         The following table sets out the percentages of sales achieved from each category of products:

                                       Three months ended September 30,
                         -------------------------------------------------------
                                     2001                           2000
                         ----------------------------    --------------------------
                            Net            % of Net          Net          % of Net
     Product Lines       Sales Value      Sales Value    Sales Value    Sales Value
     -----------------   -----------      -----------    -----------    -----------
                        (in thousands)                 (in thousands)
     Handheld             $11,750             31.6%        $18,148             44.1%
     Play TV                8,131             21.8%          5,237             12.7%
     Girl Tech              4,256             11.4%          6,845             16.6%
     ODM and OEM            9,057             24.3%          7,316             17.8%
     VGA's                  2,604              7.0%          1,623              3.9%
     Sourcing               1,435              3.9%          2,031              4.9%
                         -----------      -----------    -----------    -----------
     Total                $37,233            100.0%        $41,200            100.0%
                         ===========      ===========    ===========    ===========

CAPITAL RESOURCES AND LIQUIDITY

         As of September 30, 2001, the Company had $21 million in cash and cash equivalents, compared to $26.4 million on September 30, 2000 and $23.1 million on December 31, 2000. Following normal seasonality patterns, receivables dropped to $20.2 million from the December 31, 2000 level of $25.9 million. Inventories also followed seasonal patterns and increased to $22.4 million from $14.0 million on December 31, 2000, but were higher than the September 30, 2000 level of $21.4 million as a result of stronger outstanding orders for Q4 2001.

         Net book value at September 30, 2001 was $3.63 per share with tangible net worth at $3.05 per share. Working capital at September 30, 2001 was $38.6 million, a $3.9 million decrease from working capital of $42.5 million at December 31, 2000. The primary sources of capital resources and liquidity are cash flows from operations and borrowings under the Company's revolving credit facilities. Net cash provided by operating activities for the nine months ended September 30, 2001 was $3.5 million. It was primarily attributable to net proceeds from accounts receivable offset by the operating loss in 2001. During the nine months ended September 30, 2001, the Company repaid $4.7 million of debt, leaving total debt at $8.2 million, down from $12.9 million at December 31, 2000. As of September 30, 2001, the Company had approximately $6.6 million of various lines of credit available for use. The Company believes that the current cash position, cash flows from operations and credit line facilities are sufficient to satisfy its current operations and anticipated working capital needs of its core business.

Item 3.  Qualitative and Quantitative Disclosures About Market Risk
-------------------------------------------------------------------


MARKET RISK DISCLOSURES

         The following discussion about the Company's market risk disclosures contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not have derivative financial instruments for hedging, speculative, or trading purposes.

INTEREST RATE SENSITIVITY

         The Company's long-term loan agreement is based upon the US$ Singapore Interbank Offered Rate ("SIBOR") and, as such, is sensitive to changes in interest rates. The Company has not used derivative financial instruments in its indebtedness. At September 30, 2001, the result of a hypothetical one percentage change in the underlying US$ SIBOR rates would have resulted in an approximate $0.1 million change in the annual amount of interest payable on such debt.

FOREIGN CURRENCY RISK

         The Company has net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the UK Pound Sterling, the Canadian dollar, the Hong Kong dollar and the Chinese Renminbi. International distribution and sales revenues usually are made by the Company's subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, the operating results of the Company are exposed to changes in exchange rates between the United States Dollar and the UK Pound Sterling, Canadian dollar or the Chinese Renminbi. The Company does not currently hedge its foreign exchange risk. The Company will continue to monitor its exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations. There can be no assurance that exchange rate fluctuations will not harm the business in the future.

PART II -- OTHER INFORMATION

Item 1.  Legal Proceedings

         None.

Item 2.  Changes in Securities and Use of Proceeds

         None.

Item 3.  Defaults Upon Senior Securities

         None.

Item 4.  Submission of Matters to a Vote of Security Holders

         None.

Item 5.  Other Information

         None.

Item 6.  Exhibits and Reports on Form 8-K

          (a)  Exhibits

               None.

          (b)  Reports on Form 8-K

               None.

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       RADICA GAMES LIMITED



Date: March 19, 2002                                   /s/ Craig D. Storey
     -------------------------------                   -------------------------
                                                       Craig D. Storey
                                                       Chief Accounting Officer